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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

February, 2003

Commission File Number:

000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Address of principal executive offices)

Alamos Minerals Ltd.

(Former Name or Former Address, if Changed Since Last Report)

1.

February 24, 2003 Material Change Report

2.

February  25, 2003 Qualifying Issuer Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act

Form 27 Under Section 118(1) of the Alberta Securities Act

Form 27 Under Section 75(2) of the Ontario Securities Act

(Individually, the “Act” and collectively, the “Securities Acts”)

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Alamos Minerals Ltd. (“Alamos”)

1400 – 400 Burrard Street

P.O. Box 48780, Bentall Centre

Vancouver, BC V7X 1A6

2. Date of Material Change

State the date of the material change.

January 31, 2003

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Acts.

February 19, 2003

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

4. Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos and National Gold Corporation (“National”) have completed a debt financing with H. Morgan & Company for a total of $5.7 million of which $5.6 million has been used to prepay the outstanding debentures issued by National and held by Tenedoramax, S.A. de C.V. and Kennecott Minerals Company, the Vendors.

5. Full Description of Material Change

Further to a news release dated January 23, 2003, Alamos and National announce the completion of a debt financing with H. Morgan & Company for a total of $5.7 million.  $5.6 million has been used to prepay the outstanding debentures issued by National and held by Tenedoramex, S.A. de C.V. and Kennecott Minerals Company, the Vendors, pursuant to the Asset Purchase Agreement on the Salamandra property. The Vendors have acknowledged receipt of the $5.6 million as the final settlement of the debentures.  Under the terms of the December 2000 Asset Purchase Agreement, Alamos and National owe the vendors of Salamandra $7.5 million of the original $10.5 million purchase price.  Prepayment of the debentures reduced the amount due under the debentures to $5.6 million, a discount of $1.9 million dollars.

The H. Morgan loan has a term of 61 months to the maturity date. It can be repaid in full anytime after 24 months, and up to 50% of the total amount can be paid at anytime upon 30 days written notice. The rate of interest on the loan is 12% per annum compounded annually, not in advance. Repayment terms require Alamos to pay the interest only, annually in arrears on the outstanding balance; the principal is due in full on the maturity date.

The Salamandra Property has seen US $30 million in development and was the subject of a feasibility study to mine 2.2 million ounces of gold in the Mulatos Deposit. At the time the study was completed the project economics were marginal with gold at less than $300 per ounce. A scoping study completed by Pincock, Allen and Holt (PAH) in September 2002 focused on a higher grade portion of the deposit know as the Estrella Zone containing 1.8 million ounces of gold. PAH concluded that with a gold price of $300 per ounce the Estrella Zone could be mined profitably and generate an Internal Rate of Return of 19.3%. The project is currently the subject of an engineering evaluation to determine the effect of higher gold prices on future development plans.

6. Reliance on Section 85(2)(BC), Section 118(2)(AB), and Section 75(3) (ON) of the

Securities Acts

Not applicable.

7. Omitted Information

Not applicable

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio Cervantes,

Corporate Secretary & Director

1400 – 400 Burrard Street

P.O. Box 48780, Bentall Centre

Vancouver, BC V7X 1A6

Phone : (604) 643-1787

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 21st day of February, 2003.

“Nerio Cervantes”

Nerio Cervantes, Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

90252v2

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

ALAMOS MINERALS LTD. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 30, 2003 of 1,200,000 stock options at an exercise price of $0.38 per share, Alamos Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 24th day of February, 2003.

ALAMOS MINERALS LTD.

By: “Nerio Cervantes”

Nerio Cervantes,

Director

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

March 19, 2003              By: /s/ Nerio Cervantes, Account and Administration Manager

Date